[redacted]

09058567

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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AB 3/6

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 45364

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Amherst Securities Group, LP**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7801 North Capital of Texas Highway, Suite 300
(No. and Street)

Austin (City) Texas (State) 78731 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael A. Sullivan, CPA (512) 342-3000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Drive, Suite 400 (Address) Austin (City) Texas (State) 78730 (Zip Code)

SEC Mail Processing Section
MAR 0 2 2009
Washington, DC
111

SEC Mail Processing Section
Washington, DC
111

CHECK ONE:

■ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael A. Sullivan, CPA ______________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amherst Securities Group, LP ______________________, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer
Title

PEGGY I. DAVIS
MY COMMISSION EXPIRES
March 26, 2012

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan

AMHERST SECURITIES GROUP, L.P.

Financial Statements and Supplemental Schedules
December 31, 2008

(With Independent Auditors' Reports Thereon)

AMHERST SECURITIES GROUP, L.P.
Index to Financial Statements and Supplemental Schedules
December 31, 2008

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Partners of
Amherst Securities Group, L.P.:

We have audited the accompanying statement of financial condition of Amherst Securities Group, L.P. as of December 31, 2008, and the related statements of operations, changes in partners' capital, cash flows and changes in liabilities subordinated to the claims of creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amherst Securities Group, L.P. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 27, 2009

5918 W. Courtyard Dr., Suite 400 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • BOSTON • CHICAGO • DALLAS • HOUSTON
ORANGE COUNTY • SAN FRANCISCO • SEATTLE • SPOKANE

AMHERST SECURITIES GROUP, L.P.

Statement of Financial Condition

December 31, 2008

ASSETS		
Cash and cash equivalents	$	38,124,440
Receivables from clearing broker-dealers		22,471,546
Accrued interest receivable		2,090,472
Securities purchased under agreements to resell		29,104,484
Securities owned, at fair value		279,725,116
Furniture and equipment, less accumulated depreciation of $3,395,107		1,876,421
Receivables from affiliates		6,052,496
Other assets		996,007
TOTAL ASSETS	$	380,440,982
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Securities sold under agreements to repurchase	$	157,930,517
Securities sold, not yet purchased, at fair value		28,774,946
Payables to clearing broker-dealers		8,733,731
Accounts payable		444,560
Accrued compensation liability		12,963,864
Accrued tax liability		33,767
Principal and interest payable on securities sold		842,082
Other accrued liabilities		585,315
Total Liabilities		210,308,782
Partners' Capital		170,132,200
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	380,440,982

See notes to financial statements in independent auditors' reports.

AMHERST SECURITIES GROUP, L.P.
Statement of Operations
Year Ended December 31, 2008

REVENUES		
Commission income	$	81,596,567
Trading profits, net of trading interest of $11,221,595		71,411,279
Other loss		(35,675)
Total revenues		152,972,171
EXPENSES		
Commissions, employee compensation and benefits		61,768,405
Interest expense on subordinated debt		2,012,141
Occupancy and equipment costs		3,905,269
Clearing fees		807,294
Travel		1,177,778
Depreciation and amortization		488,103
Professional and consulting fees		495,905
Communications		317,456
Dues, memberships, subcriptions & seminars		103,224
Advertising		135,252
Charitable contributions		287,228
Regulatory fees and expenses		129,854
Capital restructuring costs		90,644
Other expenses		525,766
Total expenses		72,244,319
INCOME BEFORE INCOME TAX EXPENSE		80,727,852
Income tax expense		33,767
NET INCOME	$	80,694,085

See notes to financial statements and independent auditors' report.

AMHERST SECURITIES GROUP, L.P.
Statement of Changes in Partners' Capital
Year Ended December 31, 2008

Balances at December 31, 2007	$	40,482,752
Partnership interest issued for cash		71,000,000
Distributions to partners		(22,044,637)
Net income		80,694,085
Balances at December 31, 2008	$	170,132,200

See notes to financial statements and independent auditors' report.

AMHERST SECURITIES GROUP, L.P.
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities:		
Net income	$	80,694,085
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		488,103
Change in assets and liabilities		
Receivables from clearing broker dealers		(21,045,729)
Accrued interest receivable		(60,051)
Securities purchased under agreements to resell		175,698,641
Securities owned		62,994,520
Receivables from affiliates		(823,807)
Other assets		(138,714)
Securities sold under agreements to repurchase		(119,038,721)
Securities sold, not yet purchased		(175,758,743)
Payables to clearing broker dealers		(3,189,973)
Accounts payable		227,886
Accrued liabilities		(1,352,170)
Net cash used in operating activities		(1,304,673)
Cash flows from investing activities:		
Purchase of furniture and equipment		(1,870,352)
Net cash used in investing activities		(1,870,352)
Cash flows from financing activities		
Capital contributions		71,000,000
Capital distributions		(22,044,637)
Proceeds from issuance of subordinated debt		25,000,000
Payments of subordinated notes		(51,000,000)
Net cash provided by financing activities		22,955,363
Net increase in cash and cash equivalents		19,780,338
Cash and cash equivalents at beginning of year		18,344,102
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	38,124,440
Supplemental disclosures of cash flow information:		
Interest paid on subordinated debt	$	3,260,861
Income taxes paid	$	8,261

See notes to financial statements and independent auditors' report.

AMHERST SECURITIES GROUP, L.P.
Statement of Changes in Liabilities Subordinated to Claims of Creditors
Year Ended December 31, 2008

Balance at December 31, 2007	$	26,000,000
Additions to liabilities		25,000,000
Payments on liabilities		(51,000,000)
Balance at December 31, 2008	$	-

See notes to financial statements and independent auditors' report.

Note 1 - Nature of Business

Amherst Securities Group, L.P. (Partnership) is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) formerly known as the National Association of Security Dealers, Inc. (NASD). The Partnership primarily markets and trades fixed income securities to institutions throughout the United States. The Partnership has offices located in California, Colorado, Connecticut, Florida, New Jersey, New York, Montana, Texas and Virginia, The Partnership operates under the provisions of Rule 15c3-3 of the SEC.

The Partnership is a Texas Limited Partnership formed by a reorganization of Amherst Securities Group, Inc. in 2000. Under the reorganization, Amherst Securities Group, Inc. became the general partner of Amherst Securities Group, L.P. and all of the shareholders of Amherst Securities Group, Inc. obtained a limited partnership interest in Amherst Securities Group, L.P. equal to their ownership interest in Amherst Securities Group, Inc. Amherst Securities Group, Inc. changed its name to ASG General Partner, Inc in 2000.

The Partnership reorganized on December 31, 2006. Under the reorganization, Amherst Holdings, LLC ("Holdings") was formed, which became the Class B limited partner of the Partnership owning approximately 98%, and the former Class C and Class B limited partners of the Partnership became 100% owners of Amherst Holdings, LLC, a Delaware Limited Liability Company. The Class A limited partners who previously held 2% ownership was repurchased in 2008. Holdings now owns 100% of the Partnership. As part of the reorganization, Amherst Holdings, LLC also became the 100% owner of ASG General Partner, Inc.

Effective July 1, 2008, Holdings created and sold new Class C equity units to non-employee investors that also provided subordinated debt financing to the company. Post combination, the ratio of ownership between the B unit holder (which are the legacy members) and the C unit holder was approximately 72%/28%, respectively. New Class D equity units were created, pursuant to the revised agreements, made up of part of the premium paid by the Class C unit holders.

Note 2 - Significant Accounting Policies

<u>Basis of Accounting</u>

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Note 2 - Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statements of financial condition and cash flows, the Partnership considers short-term investments, which may be withdrawn at any time without penalty, to be cash equivalents.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed at rates considered sufficient to amortize the cost of the assets over five years using the straight-line method. Assets are periodically reviewed for impairment, if any. Depreciation expense for the year ended December 31, 2008 was $488,103.

Revenue Recognition

Securities owned and securities sold, not yet purchased are valued at fair value with the difference between cost and fair value included in net trading profits. Trading profits also consist of realized gains or losses on firm securities trading accounts, which are reported net of the related interest income and expense.

Commission revenue and related expense from customer security transactions is recorded on a trade date basis. Customer security transactions that are executed through the Partnership's proprietary trading account are recorded on a trade date basis as principal commission revenue. The related expense is also recorded on a trade date basis.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Partnership to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, concessions receivable, securities owned, notes receivable and advances to employees. Securities owned consist of securities held for trading purposes. Securities that are marketable are stated at fair value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Partnership. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Note 2 - Significant Accounting Policies (continued)

Income Taxes

In lieu of Federal income taxes, the individual members of Holdings, who are treated as partners for tax purposes, are taxed on their proportional share of the Partnership's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. The Partnership is subject to taxes in various states.

Resale and Repurchase Agreements

Transactions involving the purchase of securities under agreements to resell ("reverse repurchase agreements") or the sale of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. Accrued interest receivable or payable is included in the value presented for reverse repurchase and repurchase agreements, respectively. It is the policy of the Partnership to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. At December 31, 2008, the fair value, including accrued interest, of the securities sold subject to repurchase was $157,930,517. At December 31, 2008, the fair value, including accrued interest, of the securities purchased subject to resell was $29,104,484.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Partnership enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments may include exchange traded financial futures contracts, options and mortgage-backed to-be-announced securities ("TBAs") and securities sold, not yet purchased. Futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. TBAs are used by the Partnership in order to reduce exposure on marketable securities owned and are net settled on a periodic basis. The Partnership has sold securities, not yet purchased, in order to reduce interest rate exposure on bonds included in marketable securities owned. Pursuant to SFAS 133 and FSP FIN 39-1, the Partnership records the mark-to-market of these off-balance-sheet transactions as of the balance sheet date and records either an asset or liability and recognizes either a gain or a loss related to these transactions as of the date of the report. The market risk is the potential change in the value of the financial instrument caused by unfavorable changes in interest rates or the market values of the securities underlying the instruments. The Partnership monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

Note 3 - Cash Segregated Under Regulations

At December 31, 2008, no cash has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. In prior periods, the Partnership had been required to segregate cash in a special reserve account. While there was no requirement at December 31, 2008 to segregate cash, such a requirement may resume in future periods or from time-to-time.

Note 4 - Fair Value Measurements

As defined in SFAS 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price methodology). SFAS 157 establishes a framework for measuring fair value that includes a hierarchy used to classify inputs used in measuring fair value. The hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels which are either observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect an entity's view of market assumptions in the absence of observable market information. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The three levels of the fair value hierarchy defined by SFAS 157 are as follows:

Level 1: Fair value is based on unadjusted quoted prices in active markets that are accessible to the Partnership for identical assets or liabilities. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. These generally provide the most reliable evidence and are used to measure fair value whenever available. The Partnership's Level 1 assets and liabilities include fixed income debt securities (government or agency mortgage-backed securities), U.S. treasuries and exchange traded equities. Valuations are obtained from readily available pricing sources for market transactions involving identical assets.

Level 2: Fair value is based upon significant inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable for substantially the full term of the asset or liability through corroboration with observable market data as of the reporting date. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, model-derived valuations whose inputs are observable or whose significant value drivers are observable and other observable inputs. The Partnership's Level 2 assets include fixed income debt securities (non-government, private issue mortgage-backed securities) and credit default swap agreements where the Partnership has purchased protection. Valuations are generally obtained from third party pricing services for identical or comparable assets or determined through use of valuation methodologies using observable market inputs.

Note 4 - Fair Value Measurements (continued)

Level 3: Fair value is based on significant unobservable inputs which reflect the entity's or third party pricing service assumptions about the assumptions market participants would use in pricing an asset or liability. Valuations are estimated based on non-binding broker prices or internally developed valuation models or methodologies, discounted cash flow models and other similar techniques.

The following table sets forth the Partnership's assets and liabilities that are measured at fair value on a recurring basis as of the date indicated:

	December 31, 2008 (Dollars in Thousands)			
Description	**Total**	**Level 1**	**Level 2**	**Level 3**
Securities purchased under agreements to resell	$29,104	$29,104		
Financial instruments owned				
US government securities	220,930	31,686	189,244	
Non-government bonds	50,052		50,052	
Equities	57	57		
Derivatives	8,686		8,686	
Total assets	**$308,820**	**$60,838**	**$247,982**	**$0**
Securities sold under agreements to repurchase	$157,931	$157,931		
Financial instruments sold, not yet purchased				
US treasury bonds	9,764	9,764		
US government securities	18,923	18,923		
Derivatives	88	88		
Total Liabilities	**$186,656**	**$186,656**	**$0**	**$0**

Note 4 - Fair Value Measurements (continued)

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115.* SFAS No. 159 permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions of SFAS No. 159 are elective; however, the amendment to SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities,* applies to all entities that own trading and available-for-sale securities. The fair value option created by SFAS No. 159 permits an entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. The provisions of SFAS No. 159 were effective for the Partnership on January 1, 2008. The adoption of SFAS No. 159 did not have a significant impact on the Partnership's results of operations and financial condition.

Note 5 - Marketable Securities Owned and Marketable Securities Sold, but not yet Purchased

Securities owned and securities sold, not yet purchased, consist of the following at December 31, 2008:

Securities owned:		
US government securities	$	220,930,204
Corporate bonds		50,052,185
Other investments		8,742,727
	$	279,725,116
Securities sold, not yet purchased:		
US treasury bonds	$	9,764,094
US government securities		18,923,068
TBA securities		87,784
	$	28,774,946

Securities owned are held by a clearing organization as collateral for amounts payable to such clearing organization.

Note 6 - Property and Equipment

Property and equipment consists of the following at December 31, 2008:

Computer equipment and software	$	2,881,983
Furniture and fixtures		1,366,245
Leasehold improvements		1,023,300
Total property and equipment		5,271,528
Less accumulated depreciation and amortization		(3,395,107)
Net property and equipment	$	1,876,421

Note 7 - Receivables and Payables to Clearing Broker-Dealers

The Partnership conducts substantially all business through its primary clearing broker (JPM Clearing), which settles all trades for the Partnership, on a fully disclosed basis, on behalf of its customers. Under its agreement with JPM Clearing, the Partnership is required to maintain a minimum net capital of $150,000. As of December 31, 2008, the Partnership held $8,220,889 in cash margin against the change in market value of certain credit default swaps ("CDS") where the counterparties are prime brokers, which is included in cash and cash equivalents in the accompanying statement of financial condition.

	Receivable	Payable
Receivable from clearing organizations	22,169,682	
Cash collateral deposited with counterparty for market value adjustments on credit default swap agreements	301,864	
Payable to clearing organization		210,977
Cash collateral deposited by counterparty for market value adjustments on credit default swap agreements		8,522,754
	$22,471,546	$8,733,871

Note 8 - Net Capital Requirements

The Partnership is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Partnership had net capital and net capital requirements of $114,998,943 and $1,573,554, respectively. The Partnership's net capital ratio was 0.21 to 1.

Note 9 - Employee Benefit Plans

Holdings sponsors a 401(k) plan for all eligible employees of the Partnership, Holdings and Amherst Derivative Trading, LLC. Participants are permitted to defer compensation up to a maximum of 90% of their income not in excess of the limit determined by the Internal Revenue Service. Holdings may elect to make additional contributions to the plan at its discretion. The cost of additional contributions is allocated to each company. A discretionary contribution was approved by the Board of Managers of Holdings related to the financial year ended December 31, 2008. A total cash payment of $75,000 will be used along with any forfeiture within the existing plan to provide eligible employees of the Partnership with matching contributions. The amount has been recorded in these financial statements as a portion of accrued compensation liability.

Note 10 - Commitments and Contingencies

Liabilities Subordinated to the Claims of General Creditors

In September 2008, the Partnership terminated and repaid its $26,000,000 in subordinated note agreements. In August, 2008, Holdings entered into new subordinated note agreements with a consortium of lenders in conjunction with the addition of new equity and used the new capital to inject capital in the Partnership and replace the cash provided by the subordinated debt, now retired. Interest expense on the terminated subordinated notes incurred through the early termination date in September, 2008 was $1,805,736. From October 15, 2008 through November 25, 2008, the Partnership borrowed $25 million from Holdings under a 45-day temporary, subordinated loan approved by FINRA. The Partnership paid Holdings $208,354 in interest for use of these funds. Upon repayment, Holdings made a $36 million capital contribution to the Partnership.

Clearing Agreement

JPMorgan Clearing Corp, ("JPM Clearing") acts as the primary clearing broker to clear and carry, on a fully disclosed basis, the Partnership's margin, cash, and proprietary accounts, and the Partnership is a correspondent of JPM Clearing. The clearing agreement with JPM Clearing calls for minimum monthly charges of $22,500. The Partnership entered into a clearing agreement with Pershing LLC ("Pershing") effective December 2007 to be used in conjunction with JPM Clearing. The agreement with Pershing calls for minimum quarterly charge of $45,000.

Note 10 - Commitments and Contingencies (continued)

Restricted Cash

Letters of credit, related to office leases, have been issued by the Partnership's financial institution and the issuer of the letters of credit require that cash collateral equal to the face value of the combined letters of credit remain on deposit with the financial institution for the term of the letters of credit. The letters of credit may be renewed annually upon mutual agreement of terms by the financial institution and the Partnership. The Partnership has the obligation of providing acceptable letters of credit to the lessors in order to comply with the terms of the lease for the portion of the lease term for which the letters of credit must be in place. As of December 31, 2008, $329,040 was pledged as collateral for the letters of credit outstanding.

Lease Commitments

The Partnership leases office facilities under non-cancellable operating lease agreements which expire at various times through December 2016. Occupancy rental expense for the year ended December 31, 2008 was $1,045,651. The Partnership also leases various types of equipment under operating lease agreements expiring at various dates through December 2009. Equipment rental expense for the year ended December 31, 2008 was $2,799,278.

At December 31, 2008, the future minimum rental payments required under the various lease agreements are as follows:

Year Ending December 31,	
2009	$ 2,918,512
2010	1,397,606
2011	882,568
2012	901,203
2013	750,676
Thereafter	1,517,028
Total	$ 8,367,593

Note 11 - Related Party Transactions

During 2008, the Partnership engaged in trading activity with the Class A Limited partners. Management of the Partnership believes this activity was conducted on terms equivalent to arms-length transactions.

Note 11 - Related Party Transactions (continued)

At December 31, 2008, the Partnership serves as the primary operating entity within the group that includes Amherst Holdings, LLC and Amherst Derivative Trading, LLC. As such, the Partnership makes disbursements and pays employment costs on behalf of these related entities. All disbursements and employee costs are allocated to the other entities based upon either specific identification or upon relative use of the costs incurred. Total amounts due from entities consolidated under Amherst Holdings, LLC were:

Due from Amherst Derivatives Trading, LLC	$ 2,008,213
Due from Amherst Holdings, LLC	$4,044,283
Total receivables from affiliates	$ 6,052,496

See Note 10 for related party transactions that occurred during the year ended December 31, 2008 related to activity in subordinated debt.

Note 12 - Fair Value of Financial Instruments

The financial instruments of the Partnership are reported at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments, except repurchase and reverse repurchase agreements. The following methods and assumptions were used by the Partnership to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Repurchase Agreements: The fair value estimates are based on the fair market value of the collateral.

Reverse Repurchase Agreements: The fair value estimates are based on dealer quotes.

Note 13 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 2, the Partnership's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker dealers. The clearing broker dealers carry all of the accounts of the customers of the Partnership and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker dealers may charge any losses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker dealers.

Note 13 - Off-Balance-Sheet Risk and Concentration of Credit Risk (continued)

The Partnership has \$369 million or approximately 97%, of its total assets in cash and cash equivalents, securities owned and receivables from or held by its primary clearing organization. The Partnership also has \$196 million or approximately 93% of its total liabilities in securities sold short, principal and interest payable on securities sold short and payables to its clearing organization.

The Partnership has sold securities, not yet purchased, in order to reduce interest rate exposure on bonds included in marketable securities owned. The Partnership has recorded these obligations in the financial statements at the December 31, 2008 at the fair values of the securities sold short and will incur a loss if the fair value of the securities increases subsequent to December 31, 2008.

The Partnership has invested in credit-default swap (CDS) agreements for both hedging and investment purposes. The Partnership recorded \$15,839,616 of trading profit related to CDSs for the year ended December 31, 2008, and had a \$8,685,647 valuation adjustment accrued as an asset within securities owned on the balance sheet.

Schedule I

AMHERST SECURITIES GROUP, L.P.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2008

Total partners' capital qualified for net capital		$ 170,132,200
Deductions for non-allowable assets		
Furniture and equipment, net	$ 1,876,421	
Receivables from affiliates	6,052,496	
Other assets	996,007	
		8,924,924
Other deductions		
Haircuts on repurchase agreements		34,133,439
Total deductions and/or charges		43,058,363
Net capital before haircuts on securities		127,073,837
Haircuts on securities		12,074,894
Net Capital		$ 114,998,943
Aggregate indebtedness		
Accounts payable and accrued liabilities		
Accounts payable	$ 444,560	
Payables to broker-dealers	8,733,731	
Accrued compensation liability	12,963,864	
Accrued tax liability	33,767	
Principal and interest payable on securities sold	842,082	
Other accrued liabilities	585,315	
Total aggregate indebtedness		$ 23,603,319
Computation of basic net capital requirement		
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)		$ 1,573,554
Net capital in excess of minimum requirement		$ 113,425,389
Ratio of aggregate indebtedness to net capital		0.21 to 1

See notes to financial statements and independent auditors' report.

Schedule II

AMHERST SECURITIES GROUP, L.P.
Computation of Net Capital and Aggregate Indebtedness
Reconciliation with Partnership's computation of Net Capital (included in Part II of form X-17A-5 as of December 31, 2008):

Net capital, as reported in the Corporation's Part II (unaudited) Focus report filed with the NASD on January 25, 2008	$ 117,653,323
Audit adjustments:	
Net effect of audit adjustments on partners' capital	2,012,396
Net effect of audit adjustments on non-allowable assets	(4,666,776)
Net capital per audit	$ 114,998,943

See notes to financial statements and independent auditors' report.

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control

To the Partners of
Amherst Securities Group, L.P.:

In planning and performing our audit of the financial statements of Amherst Securities Group, L.P. (the Partnership) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

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A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB HELIN DONOVAN, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 27, 2009